Exhibit 99.3

2015 Second Quarter Results Ended June 30, 2015 August 11, 2015

8/11/2015 2 Agenda Marco Sala, CEO, International Game Technology PLC Strategic Update 1 Alberto Fornaro, CFO, International Game Technology PLC Q2’15 Results 2 Q&A 3

8/11/2015 3 Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, dividends, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,”, “shall”, “continue”, “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside IGT’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) risks that the businesses of legacy IGT and GTECH will not be integrated successfully or that the combined companies will not realize estimated cost savings, synergies, growth or other anticipated benefits or that such benefits may take longer to realize than expected; risks that the Company may not obtain its anticipated financial results in one or more future periods; risks relating to unanticipated costs of integration of the two companies; reductions in customer spending; a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the company operates; ability to hire and retain key personnel; the potential impact of the consummation of the business combination on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the company; international, national or local economic, social or political conditions that could adversely affect the company or its customers; conditions in the credit markets; risks associated with assumptions the company makes in connection with its critical accounting estimates; the resolution of pending and potential future legal regulatory or tax proceedings and investigations; and the company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the company’s business, including those described in IGT's annual report on Form 20-F for the fiscal year ended December 31, 2014 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”). Except as required under applicable law, the company does not assume any obligation to update these forward-looking statements. Nothing in this presentation is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per IGT share for the current or any future financial years will necessarily match or exceed the historical published earnings per IGT share, as applicable. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to IGT, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, adjusted diluted EPS, and free cash flow. Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation.

8/11/2015 4 Comparability of Results All figures in this presentation are prepared under U.S. GAAP, unless noted otherwise. As a result of the combination of GTECH S.p.A. (“GTECH”) and International Game Technology (“legacy IGT”) that was completed on April 7, 2015, a number of items affect the comparability of reported results. Reported financial information for the second quarter of 2015 includes the results of operations of GTECH for the entire period and those of legacy IGT from the date of the acquisition. Reported financial information for the second quarter of 2014 includes only GTECH operations. Pro forma figures represent the combined results of both companies in 2014. Adjusted figures exclude the impact of purchase price amortization, restructuring expense, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable GAAP measures are included in the appendix to this presentation. Reported 2015 results were adversely impacted by the strengthening of the U.S. dollar compared to the euro; the daily average U.S. dollar to euro foreign exchange rate was 1.11 in the second quarter of 2015 compared to 1.37 in the second quarter of 2014. Constant currency changes for 2015 are calculated using the same foreign exchange rates as the corresponding 2014 period. Management believes that referring to certain pro forma, constant currency, or adjusted measures is a more useful way to evaluate the Company’s underlying performance.

STRATEGIC UPDATE

8/11/2015 6 Strategic Update First report as combined entity Pro forma results demonstrate stability Strong global lottery growth Same-store revenue New wins and extensions Improved gaming trends Healthy global demand for new IGT cabinets Several high-performing games driving improved productivity Integration plans on track Customer First orientation Investment in talent Progress on synergies

2015 SECOND QUARTER FINANCIAL RESULTS

8/11/2015 8 Operating Income $ M Q2’15 Financial Highlights (As Reported) Adjusted EBITDA Net Debt As adjusted results remove impact of purchase price amortization, restructuring expense and transaction expense (see appendix for details) Revenue 171 116 198 275 Q2'14 Q2'15 Q2'14 As Adjusted Q2'15 As Adjusted

8/11/2015 9 Revenue Adjusted Operating Income Q2’15 Financial Highlights (Pro Forma) Adjusted EBITDA Diluted EPS $ M except EPS As adjusted results remove impact of purchase price amortization, restructuring expense and transaction expense (see appendix for details)

8/11/2015 10 Q2’15 Revenue & Operating Income $ M Pro Forma Revenue Pro Forma Adjusted Operating Income Strong lottery and gaming product sales Lower service revenue due to contraction in installed base and higher taxes in Italy Expected decline in intellectual property revenue Favorable comparison with Illinois penalty recognized in the second quarter of 2014

8/11/2015 11 Q2’15 Consolidated Pro Forma KPIs Global Installed Base Global Units Sold Note: Q2’15 information reflects units shipped. Prior periods reflect the combined reporting methodologies of the legacy companies: units recognized for legacy IGT and units shipped for GTECH.

Q2'15 North America Gaming & Interactive Highlights

$ M


Revenue
383
(17)
18
5
(15)
(6)
368
(12)
(3)
353
Q2 '14 Pro Forma
Land-based Gaming Ops
Machine Sales
DDI Social
IP
Other
Calendar Adjustment
FX
Q2 '15





Developments

- Lower installed base partially offset by improved yields
- New titles (Quartermania®, Gong Xi Fa Cai™) performing well out of the gate; The Ellen DeGeneres Show™ Video Slots and Wheel of Fortune® Slots franchises remain robust
- Strong product sales (6,218 units) across new/expansion and replacement sales supported by new cabinet introductions and higher average selling prices
- DoubleDown Interactive growth driven by mobile penetration, improved payer conversion and enhanced slot content but negatively impacted by platform upgrade and calendar adjustment

8/11/2015

12

8/11/2015 13 6% lottery same-store revenue growth supported by broad-based strength in instants and draw games Record month for instant ticket production in June; compelling product innovation driving growth Decline in product sales reflects challenging comparisons with large system (Atlantic Lottery Corporation) and hardware (California, Massachusetts) sales in the prior year LMA impacts primarily related to Illinois penalty recognized in the prior-year period Q2’15 North America Lottery Highlights $ M Revenue Developments

8/11/2015 14 17% growth in constant currency Strong product sales (3,929 units) includes unit growth in Latin America, Europe and South Africa, in addition to higher average selling prices 8% increase in lottery same-store revenue driven by instant tickets in most regions and continued jackpot growth in Eastern Europe Significant increase in lottery product sales includes central system and 9,000 terminals for new South African lottery Lower installed base due to conversion sales partially mitigated by improved game performance Q2’15 International Highlights $ M Revenue Developments

Q2'15 Italy Highlights

$ M



Revenue
552
9
(14)
(6)
(9)
532
(100)
432
Q2 '14
Lottery
Machine Gaming
Sports Betting
Other
FX
Q2 '15



Developments

- Revenue down 4% in constant currency, primarily attributable to Stability Law impact
- Sustained, double-digit growth in Lotto wagers supported by strong 10eLotto performance
- Expect RFP for Lotto concession to be tendered soon
- Machine gaming performance in line with prior year excluding Stability Law impact, as improved productivity is offsetting the decline in AWP machines
- Sports betting comparing against World Cup in prior-year period
- Decline in Other revenue primarily due to lower commercial services revenue

8/11/2015
15

8/11/2015 16 Note: - $/€ FX daily average: 1.11 in Q2’15; 1.37 in Q2’14 $ M except EPS Q2’15 Income Statement Note: - $/€ FX: 1.12 6/30/15 Long-Term Debt, Less Current Portion IGT PLC Senior Notes 4,867 Revolving Facilities 1,338 IGT PLC Term Loan 890 Notes Due February 2018 (Legacy GTECH) 547 Notes Due March 2020 (Legacy GTECH) 533 Notes Due June 2019 (Legacy IGT) 527 Notes Due June 2020 (Legacy IGT) 125 Notes Due October 2023 (Legacy IGT) 61 Capital Securities (Legacy GTECH) 51 Other - 8,939 Current Portion of Long-Term Debt 2 Short-Term Borrowings - Total Debt 8,941 Cash and Cash Equivalents 557 Net Debt 8,384 % Income Statement Q2'15 Q2'14 Change Service Revenue 1,050 861 22% Product Sales 240 84 186% Total Revenue 1,290 945 36% Adjusted EBITDA 427 323 32% Operating Income 116 171 -32% Interest Expense, Net (115) (55) Foreign Exchange (102) (1) Other - (6) Financial Charges, Net (217) (62) Income Before Tax (101) 109 n.m. Net Income (Loss) (112) 62 n.m. Net Income (Loss) - Owners (117) 55 n.m. Diluted EPS (0.59) 0.32 n.m.

8/11/2015 17 H1’15 Cash Flow Statement $ M Approximately $150 million in one-time, transaction-related items Large Illinois receivable paid in July Excludes $57 million in free cash flow from legacy IGT in the first calendar quarter of 2015 H1’15 Free Cash Flow Impacts Cash Flow H1'15 Net Cash Flows from Operating Activities 217 Capex (Excluding IGT Acquisition) (167) Free Cash Flow 50 Debt Proceeds/(Repayment), Net 4,294 IGT Acquisition, Net of Cash Acquired (3,241) Payments to Withdrawing Shareholders (408) Dividends Paid (130) Non-Controlling Interests (57) Other - Net (242) Other Investing/Financing Activities 216 Net Cash Flow 266 Effect of Exchange Rates/Other (26) Net Change in Cash 240 Cash at End of the Period 557

Integration Update $230 million in cost synergies on track Expect to achieve two-thirds of savings on annualized basis in first twelve months Working to accelerate timing Outlook 2015 pro forma adjusted EBITDA of $1.575-$1.675 billion, inclusive of significant FX headwind of approximately $200 million Average $/€ exchange rate of 1.10 forecasted for 2015 vs. 1.33 for 2014 CapEx of $450-$500 million in 2015 Incremental €350 million (approximately $385 million at current exchange rates) in capital required if successful in renewing Italian Lotto concession 2015 expected to be trough in profitability; near-term objective to stabilize and grow the business Medium-term leverage target of 4.0x Net Debt/EBITDA 8/11/2015 18 2015 Financial Outlook

Q & A

APPENDIX

8/11/2015 21 Q2’15 Reconciliation of Adjusted EBITDA $ M % Q2'15 Q2'14 Change Operating Income 116 171 -32% Depreciation 93 76 Amortization 119 37 Transaction Expense, Net 32 3 Service Revenue Amortization 27 33 Non-Cash Purchase Accounting (excluding D&A) 19 - Restructuring Expense 16 4 Stock Compensation 5 (3) Impairment Loss - 2 Adjusted EBITDA 427 323 32%

8/11/2015 22 Q2’15 Reconciliation of Non-GAAP Measures $ M * Excludes impact of purchase price amortization * Operating Income Net Inc. Q2'15 Q2'14 Change Q2'15 As Reported 116 171 (55) (117) Pre-Tax Adjustments: Purchase Accounting 111 20 91 118 Transaction Expense, Net 32 3 29 32 Restructuring Expense 16 4 12 16 Non-Cash FX (Gain)/Loss 102 Income Tax Impact of Above Items (81) As Adjusted 275 198 77 70 Legacy IGT - 112 (112) Pro-Forma As Adjusted 275 310 (35) Diluted EPS: As Reported (0.59) As Adjusted 0.35

8/11/2015 23 Q2’15 KPIs – Consolidated Periods Ended June 30 2015 2014 % change 2015 2014 % change Installed base (end of period) Casino 35,332 41,437 -14.7% 35,332 41,437 -14.7% VLT - Government Sponsored (ex-Italy) 16,515 16,733 -1.3% 16,515 16,733 -1.3% VLT - Italy Supplier (B2B) 8,465 8,202 3.2% 8,465 8,202 3.2% Total installed base 60,312 66,372 -9.1% 60,312 66,372 -9.1% Yield (average revenue per unit per day - $0.00) 34.52 34.51 0.0% 34.17 35.17 -2.8% Additional Italian Network Details: VLT - Operator (B2C) 10,988 10,894 0.9% 10,988 10,894 0.9% AWP 62,156 69,726 -10.9% 62,156 69,726 -10.9% Machine units shipped New/Expansion 2,187 2,494 -12.3% 2,782 5,859 -52.5% Replacement 7,960 6,907 15.2% 14,193 13,381 6.1% Total machines shipped 10,147 9,401 7.9% 16,975 19,240 -11.8% Global lottery same-store revenue growth Instants & draw games 8.0% 6.5% Multistate Jackpots -2.5% 3.4% Total lottery same-store revenue growth (ex-Italy) 6.9% 6.1% Italy lottery revenue growth 3.6% 4.2% Second Quarter Six Months

8/11/2015 24 Q2’15 KPIs – North America Periods Ended June 30 2015 2014 % change 2015 2014 % change Installed base (end of period) 41,781 45,673 -8.5% 41,781 45,673 -8.5% Machine units shipped New/Expansion 974 2,047 -52.4% 1,303 4,713 -72.4% Replacement 5,244 3,169 65.5% 10,156 7,558 34.4% Total machines shipped 6,218 5,216 19.2% 11,459 12,271 -6.6% DoubleDown Revenue ($ Thousands) 73,010 71,751 1.8% 153,653 140,576 9.3% Mobile penetration 47% 34% 38.8% 44% 33% 33.4% DAU (Daily Active Users) 1 1,839 1,833 0.4% 1,884 1,804 4.4% MAU (Monthy Active Users) 1 4,421 5,975 -26.0% 4,578 6,096 -24.9% Bookings per DAU ($0.00) 1 0.45 $ 0.43 $ 5.1% 0.46 $ 0.43 $ 7.0% Lottery same-store revenue growth Instants & draw games 7.6% 6.9% Multistate Jackpots -2.6% 3.8% Total lottery same-store revenue growth 6.4% 6.5% 1 As a single application with multiple games, active users equal unique users Second Quarter Six Months

8/11/2015 25 Q2’15 KPIs - International Periods Ended June 30 2015 2014 % change 2015 2014 % change Installed base (end of period) 10,066 12,497 -19.5% 10,066 12,497 -19.5% Machine units shipped New/Expansion 1,213 447 171.4% 1,479 1,146 29.1% Replacement 2,716 3,738 -27.3% 4,037 5,823 -30.7% Total machines shipped 3,929 4,185 -6.1% 5,516 6,969 -20.8% Lottery same-store revenue growth Instants & draw games 9.0% 5.3% Multistate Jackpots -2.0% 1.4% Total lottery same-store revenue growth 8.1% 5.0% Second Quarter Six Months

8/11/2015 26 Q2’15 KPIs - Italy Periods Ended June 30 2015 2014 % change 2015 2014 % change (In € millions, except machines) Lottery Lotto wagers 1,728 1,560 10.7% 3,545 3,129 13.3% 10eLotto 1,056 822 28.5% 2,130 1,645 29.5% Core 566 613 -7.7% 1,204 1,299 -7.3% Late Numbers 106 125 -15.5% 210 184 14.0% Scratch & Win Wagers 2,215 2,315 -4.3% 4,517 4,790 -5.7% Italy lottery revenue growth 3.6% 4.2% Gaming Installed base (end of period) VLT - Operator (B2C) 10,988 10,894 0.9% 10,988 10,894 0.9% VLT - Supplier (B2B) 8,465 8,202 3.2% 8,465 8,202 3.2% AWP 62,156 69,726 -10.9% 62,156 69,726 -10.9% Other Interactive Wagers (Gaming) 414 444 -6.7% 880 917 -4.0% Sports Betting Wagers 1 205 218 -6.2% 461 470 -1.8% Sports Betting Payout (%) 1 82.9% 82.4% 0.5 pp 83.9% 78.4% 5.5 pp 1 Includes Virtual Wagers and Pools & Horses Second Quarter Six Months